Exhibit 99.1

CIBC to acquire PrivateBancorp, Inc.

Enhances CIBC’s U.S. presence while accelerating our growth & client focused strategy

June 29, 2016

Forward-Looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this presentation, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2016 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include credit, market, liquidity,strategic,insurance,operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management models and processes; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this presentation or in other communications except as required by law.

In connection with the proposed transaction, CIBC will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of PrivateBancorp, Inc. and a Prospectus of CIBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving CIBC and PrivateBancorp, Inc. will be submitted to PrivateBancorp’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF PrivateBancorp, Inc. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about CIBC and PrivateBancorp, Inc., without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CIBC, 18 York Street, 9th Floor, Toronto, ON, M5J 2T8, Attention: Investor Relations, 416-861-8870 or to PrivateBancorp, Inc., Investor Relations, 120 S. LaSalle, Chicago, IL, 60603, 312-564-6076.

CIBC,PrivateBancorp, Inc.,their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CIBC’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2015, which was filed with the SEC on December 3, 2015, and its management proxy circular and notice of annual and special meeting of shareholders for its 2016 annual and special meeting of shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 2, 2016. Information regarding PrivateBancorp, Inc.’s directors and executive officers is available in PrivateBancorp, Inc.’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on April 8, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

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Victor Dodig

CIBC President & CEO

Transaction rationale

PrivateBancorp Deep expertise and strong competitive positions is a high quality Consistent record of superior loan growth and thoughtful approach to credit commercial and

private banking Strong and proven management team

franchise… Robust financial returns, with meaningful upside from higher rates

…with a client- Commercial and high net-worth (HNW) client focus focused culture High-touch, relationship-based service model and strategy… Chicago’s “hometown bank” with presence in other large metropolitan markets

Provides CIBC’s Canadian clients with access to U.S. banking services

…that provides

an expanded Supports Atlantic Trust’s clients with access to banking capabilities client offering Builds on PrivateBancorp’s momentum with stronger financial backing, offers growth opportunities as part of a stronger North American organization

The combination of CIBC and PrivateBancorp creates a strong, integrated and client-focused

U.S. banking business that is expected to contribute 10%+ of CIBC’s consolidated net income in the short term and 25%+ over time

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Transaction structure

Consideration	• Total purchase price of USD$3.8B, or approximately CAD$4.9B • Implied value of USD$47.00 per PrivateBancorp common share, consisting of US$18.80 cash and 0.3657 of a CIBC common share for each share of PrivateBancorp stock - 24% premium over PrivateBancorp's volume weighted average share price over the last ten trading days
Pricing ratios	• Approximately 18 times Next Twelve Month (NTM) average analyst diluted Earnings per Share (EPS) estimates[1] • 2.2 times PrivateBancorp's tangible book value[2]
Organizational structure	• Larry Richman will remain PrivateBancorp's President & CEO and take on an expanded role as Head of CIBC's U.S. region • Atlantic Trust and CIBC's U.S. corporate banking business will report to Larry • Larry will join CIBC's Executive Committee and report directly to Victor Dodig • PrivateBancorp's headquarters will remain in Chicago, IL

[1] Source: ThomsonOne.
[2] As at March 31, 2016. Tangible book value is a non-U.S. GAAP financial measure. Please refer to page 18 of PrivateBancorp's Q1 2016 earnings release and supplement for a reconciliation of PrivateBancorp's non-U.S. GAAP measures to U.S. GAAP.

Banking that fits your life.

5

PrivateBancorp is a high quality Chicago-based commercial & private bank with a national U.S. presence

Franchise highlights[1] (USD) (3/31/16)

Founded	1989
Total commercial offices / branches	35 / 24
Employees	~1,200
Market capitalization	~$2.8B
Assets	$17.7B
Assets under Administration (AUA)	$9.6B
Net income after taxes (NIAT)	$193MM (LTM)
Return on average tangible common equity	12.5% (LTM)
Common Equity Tier 1 (CET1) ratio	9.8%

- **Strong management team with extensive U.S. banking experience**
  - Long track record of performance
  - Strong risk culture
  - Previously ran the commercial banking business of LaSalle Bank before its acquisition by Bank of America

Presence in other major metro markets


Minneapolis
Milwaukee
Grand Rapids
Chicago
Detroit
Des Moines
19 retail branches in Chicago area
Cleveland
Pittsburgh
Stamford
Denver
Indianapolis
Kansas City
St. Louis
Atlanta
South Dakota
Wisconsin
Minnesota
Michigan
Wyoming
New York
Nebraska
Iowa
Pennsylvania
Colorado
Illinois
Ohio
Maryland
Missouri
Kansas
Indiana
West Virginia
Virginia
New Mexico
Kentucky
Oklahoma
Tennessee
North Carolina
Arkansas
South Carolina
Texas
Mississippi
Alabama

[1] Source: Company filings.

Banking that fits your life.

Chicago is one of the most attractive banking markets in the U.S.

Chicago overview

Key statistics (2016, USD) U.S. position

Population (MM) 9.6 Rank = 3 rd

GDP (2014 $B) $ 610.6 Rank = 3 rd

Median household National avg.

$ 61.6

income ($000s) = $53.7

Diversified economy with strength in trade, manufacturing, and financial/professional services More than 400 major corporate headquarters Several high-caliber universities, including two of the world’s leading business schools Key logistical hub, including 2nd busiest U.S. airport

Top Metropolitan Statistical Areas (“MSAs”) by deposits1 (USD$B) HNW total wealth2 (USD$B)

$677 1,163

1,029

$340 $232 $171 $157

New York Los Angeles Chicago Miami San Francisco Chicago Canada

2005 – 2015 2012-2014 deposit growth $276 $128 $70 $67 $62 AUM/Population 12%/10% 7%/5%

(USD$B) CAGR

1	Source: FDIC Summary of Deposit data as of June 30, 2015.
2	Source: U.S. Department of Transportation; SNL Financial; RBC Wealth Management/Capgemini 2015 U.S. Wealth Report.
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PrivateBancorp has delivered consistent growth and strong returns

NIAT to Common Stockholders (USD$MM) Diluted, Cash EPS (USD)

$2.32 $185

$1.94 $153

$1.57 $123

$50 $0.62

2013 2014 2015 2016Q1 2013 2014 2015 2016Q1

Efficiency Ratio (%) Return on Average Assets (%)

56 54 52 1.15

51 1.04 1.13

0.90

2013 2014 2015 2016Q1 2013 2014 2015 2016Q1

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PrivateBancorp has delivered strong loan growth supported by a diversified deposit base

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Commercial and Industrial (C&I) and Non-C&I loan growth (2012Q1-2016Q1)



PrivateBancorp
Industry
12.3%
8.8%
7.3%
4.4%
C&I Loans
Non C&I Loans

Total Loans: USD$13.5B

Deposit composition (3/31/16)



Term Deposits >USD$100k 10%
Term Deposits <USD$100k 5%
Demand Deposits 40%
Money Market Deposit Accounts + Savings 45%

Total Deposits: USD$14.5B

73% of PrivateBancorp's commercial clients have cash management relationships with PrivateBancorp

Source: Company filings; SNL Financial.

CIBC Banking that fits your life.

PrivateBancorp has a diversified loan portfolio with strong credit performance

Total loan portfolio: USD$13.5B (3/31/16) C&I loan portfolio: USD$8.6B (3/31/16)

Manufacturing 21% Construction Healthcare 20% Consumer 4% Finance and insurance 16%

6% Wholesale trade 9% Professional, scientific & technical services 7% Real estate, rental & leasing 7% Admin. & support / waste mgmt & remediation 5% Architecture, engineering & construction 3%

Commercial Retail 2% real estate (CRE) All other 10%

26%

Net charge offs / average loans (annualized)

PrivateBancorp Industry

0.54%

0.45%

0.19%

0.05%

Commercial & Industrial (C&I)

2013?2015 3?year average 2016Q1

64%

Source: Company filings; SNL Financial. Industry data is for all U.S. commercial banks.

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PrivateBancorp’s asset sensitive balance sheet provides meaningful upside in rising rate environment

Loan portfolio pricing (3/31/16) 12-month change in net interest income (USD$MM)¹

Fixed rate loans 4%

Variable rate

96% +68

+37

USD$13.5B loan portfolio: +19

? 70% tied to 1-month LIBOR

USD$3.3B securities portfolio:

? Effective duration of 3.4 years

USD$14.5B deposits portfolio:

? USD$4.3B are non-interest bearing +50bps +100bps +200bps

Source: Company filings.

¹ Assumes an immediate parallel shift in interest rate curve at March 31, 2016.

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Key transaction assumptions and financial metrics

Overview	• Since 2013, PrivateBancorp has delivered annualized revenue[1] and NIAT[1] growth of 10% and 23%, respectively, and improved its efficiency ratio from 56% to just over 50% • Limited revenue synergies from the cross-selling of wealth management and capital market products • Expense synergies are anticipated to be modest • Deposit synergies in the form of sweep deposits from Atlantic Trust and deposits from other corporate and commercial clients • PrivateBancorp expected to add ~$400MM to CIBC's NIAT by 2020
Key financial metrics	• ~12 cents dilutive to cash EPS in Year 1 and accretive for Year 3 • After closing of the transaction: – CIBC's CET1 is expected to be above 10%; – CIBC's leverage ratio is expected to be above 3.8%; and – CIBC's liquidity ratios will continue to exceed regulatory minimum • Expected one time and ongoing pre-tax merger and integration costs of between USD$130MM and USD$150MM • No reduction to current level of core business investment in Canada or objective of maintaining dividend payout ratio at top end of 40% - 50% range
Closing	• Anticipated closing is calendar Q1 2017 • Subject to PrivateBancorp shareholder approval and customary regulatory approvals (including OSFI in Canada; Federal Reserve and Illinois Department of Financial and Professional Regulation in U.S.)

[1] Source: Company filings. Net revenue is a non-U.S. GAAP financial measure. Please refer to page 18 of PrivateBancorp's Q1 2016 earnings release and supplement for a reconciliation of PrivateBancorp's non-U.S. GAAP measures to U.S. GAAP.

Banking that fits your life.

Larry Richman

PrivateBancorp President and CEO

PrivateBancorp advances CIBC's client-focused strategy and provides a platform for long term growth

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High quality U.S. business banking platform	Ability to service cross-border and U.S. clients across all businesses	Robust, full-service private banking & wealth Management capabilities


The PrivateBank

PrivateBancorp Total Loans	USD$13.5B
CIBC U.S. Corporate Loans	USD$10.6B
PrivateBancorp Total Deposits	USD$14.5B




HK 19300 19.3 8500/T 8642/T
150 TP 4055 -43.50 HK HK
2621 2571 1186 1462
1143.89 1041 -13 +18
TKY 95.37 -181 2492/T 2514/T
240 TP 7865.20 -51.50 TKY TKY
142.30 136.89 2312 1651
$ 1991 -9.67 -09 -13
NY 37280 +1.89 4519/T 4542/T
95.7 TP 897.56 892.16 NY NY
351.79 326.51 1891 2019
$ 2312 -20.14 -25 -42
UK 31.25-29 29.45 1834/T 1865/T

	AUA
PrivateBancorp	USD$9.6B
Atlantic Trust (CIBC)	USD$27.5B

The combination of CIBC and PrivateBancorp creates a strong, integrated and client-focused U.S. banking business that is expected to contribute 10%+ of CIBC's total earnings in the short term and 25%+ over time

Banking that fits your life.